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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 of
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600
100 Wellington Street W.
Toronto, Ontario M5K 1B7, Canada

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:

Form S-8 No. 333-13960

Page 1 of 2 Pages
Exhibits Index appears on Page 3

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
Date: March 21, 2006
	By:	/s/ STUART M. MILLER Name: Stuart M. Miller Title: Corporate Secretary

Exhibits Index

        The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits

99.1	Notice of Special Meeting
99.2	Management Information Circular dated March 16, 2006
99.3	Letter of Transmittal
99.4	Form of Proxy

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SIGNATURES
Exhibits Index